The Gymboree Corporation

500 Howard Street

San Francisco, CA 94105

(415) 278-7000

January 15, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: Tia L. Jenkins

Re:	The Gymboree Corporation
Form 10-K for Fiscal Year Ended February 2, 2013
Filed May 2, 2013
File number 000-21250

Dear Ms. Jenkins:

We acknowledge receipt of your comment letter dated January 6, 2014, with respect to The Gymboree Corporation’s Form 10-K for the year ended February 2, 2013.

We respectfully request an extension of ten (10) business days in order to adequately respond to your comments and our response would be submitted no later than February 4, 2014.

Sincerely,

/s/ Lynda Gustafson
Lynda Gustafson

Vice President, Corporate Controller, The Gymboree Corporation

Copy to:

Mark Breitbard, Chief Executive Officer, The Gymboree Corporation

Thomas Holden, Ropes & Gray LLP